CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$335,000	$13.17

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $290,522.72 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $13.17 offset against the registration fee due for this offering and of which $290,509.55 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement no. 1548 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 142-I dated June 11, 2008	Registration Statement No. 333-130051 Dated September 10, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $335,000 11.875% (equivalent to 23.75% per annum) Bearish Reverse Exchangeable Notes due March 16, 2009 Linked to the Common Stock of KB Home

General

  The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock, or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in fluctuations in the Reference Stock, be willing to accept the risks of expressing a bearish view towards equities in general and the common stock of KB Home, in particular, and be willing to lose some or all of their principal at maturity if, on any day during the Monitoring Period the closing price of the Reference Stock has increased, as compared to the Initial Share Price, by more than the Upside Protection Amount ($8.728 initially).
  The notes will pay 11.875% (equivalent to 23.75% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has increased from the Initial Share Price by more than the Upside Protection Amount ($8.728 initially) during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 16, 2009*.
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or a cash payment equal to $1,000 minus an amount equal to the product of $1,000 and the Share Return, in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.

 Key Terms

Reference Stock:	The common stock, par value $1.00 per share, of KB Home (New York Stock Exchange Symbol “KBH”).
Interest Rate:	11.875% (equivalent to 23.75% per annum) during the term of the notes, paid monthly and calculated on a 30/360 basis.
Upside Protection Amount:	$8.728, which is equal to 40.0% of the Initial Share Price, subject to adjustments.
Maturity Date:	March 16, 2009*
Pricing Date:	September 10, 2008
Settlement Date:	On or about September 15, 2008
Observation Date:	March 11, 2009*
CUSIP:	48123LPH1
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the 15th calendar day of each month except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing October 15, 2008 to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(i) the Final Share Price is greater than the Initial Share Price; and
(ii) on any day during the Monitoring Period, the closing price of the Reference Stock has increased, as compared to the Initial Share Price, by more than the Upside Protection Amount.

If the conditions described in both (i) and (ii) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, a cash payment per $1,000 principal amount note calculated as follows:

$1,000 – ($1,000 x Share Return)

Notwithstanding the foregoing, in no event will the cash payment you receive in lieu of the principal amount be less than $0.

If the conditions described in (i) and (ii) are both satisfied, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases above the Initial Share Price.

Share Return:	Final Share Price — Initial Share Price Initial Share Price
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Initial Share Price:	$21.82, the closing price of the Reference Stock on the Pricing Date divided by the Stock Adjustment Factor.
Final Share Price:	The closing price of the Reference Stock on the Observation Date.
Stock Adjustment Factor:

1.0 on the Pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 142-I for further information about these adjustments.

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 142-I.

Investing in the Bearish Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 142-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 142-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$45.60	$954.40

Total	$335,000	$15,276	$319,724

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $45.60 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $30.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Underwriting” beginning on page PS-36 of the accompanying product supplement no. 142-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 10, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 142-I dated June 11, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 142-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 142-I dated June 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003028/e31897_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 11.875% (equivalent to 23.75% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 11.875% (equivalent to 23.75% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 15th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing October 15, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not increase from the Initial Share Price or the closing price of the Reference Stock does not increase, as compared to the Initial Share Price, by more than the Upside Protection Amount ($8.728 initially) on any day during the Monitoring Period. However, if the Final Share Price increases from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has increased by more than the Upside Protection Amount ($8.728 initially), you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A CALL OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 142-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Call Option and a Deposit for U.S. federal income tax purposes. We intend to treat approximately 12.72% of each coupon payment as interest on the Deposit and the remainder as Call Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Call Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Call Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Call Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 142-I dated June 11, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has increased from the Initial Share Price by more than the Upside Protection Amount ($8.728 initially) on any day during the Monitoring Period. If the Final Share Price exceeds the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period exceeds the Initial Share Price by more than the Upside Protection Amount ($8.728 initially), you will receive at maturity a cash payment per $1,000 principal amount note equal to $1,000 minus an amount equal to the product of $1,000 and the Share Return, plus accrued and unpaid interest. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price appreciates above the Initial Share Price. Accordingly, appreciation in the share price of the Reference Stock may lead to a loss of some or all of your investment at maturity.

JPMorgan Structured Investments — Bearish Reverse Exchangeable Notes Linked to the Common Stock of KB Home	PS-1
  YOUR UPSIDE PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of the Reference Stock increases above the Initial Share Price plus the Upside Protection Amount ($8.728 initially), you will be fully exposed, on an inverse basis, to any appreciation in the closing price of the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is greater than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% increase in the Final Share Price above the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the Reference Stock subsequently declines such that the Final Share Price is less than the Initial Share Price plus the Upside Protection Amount ($8.728 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION OR DEPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless (i) the Final Share Price is greater than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has increased, as compared to the Initial Share Price, by more than the Upside Protection Amount ($8.728 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation or depreciation in the value of the Reference Stock, which may be significant. Under certain circumstances, appreciation in the value of the Reference Stock may even result in the loss of some or all of the principal amount of your notes at maturity. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in KB Home, such as voting rights, dividend payments or other distributions. In addition, KB Home will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH KB HOME — We are not affiliated with KB Home. We assume no responsibility for the adequacy of the information about KB Home contained in this pricing supplement or in product supplement no. 142-I. You should make your own investigation into the Reference Stock and KB Home. We are not responsible for KB Home’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with KB Home, including extending loans to, or making equity investments in, KB Home or providing advisory services to KB Home. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to KB Home, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of KB Home as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 142-I.

JPMorgan Structured Investments — Bearish Reverse Exchangeable Notes Linked to the Common Stock of KB Home	PS-2

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on KB Home is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, KB Home operates a geographically diverse homebuilding and financial services business serving homebuyers in markets across the United States. KB Home’s homebuilding business offers a variety of homes, including attached and detached single-family homes, townhomes and condominiums and its financial services business derives income from mortgage banking, title and insurance services offered to its homebuyers. The common stock of KB Home, par value $1.00 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of KB Home in the accompanying product supplement no. 142-I. Information provided to or filed with the SEC by KB Home, pursuant to the Exchange Act, can be located by reference to SEC file number 001-09195, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 3, 2003 through September 5, 2008. The closing price of the Reference Stock on September 10, 2008 was $21.82. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of the Reference Stock, the price of the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that KB Home will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMorgan Structured Investments — Bearish Reverse Exchangeable Notes Linked to the Common Stock of KB Home	PS-3

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices for the Reference Stock and assuming that the closing price of the Reference Stock did not increase, as compared to the Initial Share Price, by more than the Upside Protection Amount on any day from the Pricing Date to and including the Observation Date, except as indicated in the column titled “Hypothetical highest closing price during the Monitoring Period.” The numbers appearing in the table and examples below have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$22.00	• the Upside Protection Amount: $8.80
• Interest:	11.875% (equivalent to 23.75% per annum)

Hypothetical highest closing price during the Monitoring Period	Hypothetical highest closing price expressed as a percentage of Initial Share Price during the Monitoring Period	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**

$22.00	100%	$11.00	50%	$1,000.00

$33.00	150%	$20.90	95%	$1,000.00

$22.00	100%	$22.00	100%	$1,000.00

$30.80	140%	$30.80	140%	$1,000.00

$33.00	150%	$23.10	105%	$950.00

$33.00	150%	$33.00	150%	$500.00

$38.50	175%	$38.50	175%	$250.00

$44.00	200%	$44.00	200%	$0.00

$46.20	210%	$46.20	210%	$0.00

**	Note that you will receive at maturity, in addition to the cash payment as indicated herein, any accrued and unpaid interest in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The highest closing price of the Reference Stock during the Monitoring Period was $33.00 but the Final Share Price is $20.90. Because the Final Share Price of $20.90 is less than the Initial Share Price of $22.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock during the Monitoring Period was $33.00 and the Final Share Price is $23.10. Because the Final Share Price of $23.10 is greater than the Initial Share Price of $22.00 and the closing price of the Reference Stock increased by more than the Upside Protection Amount on at least one day during the Monitoring Period, you will receive a cash payment at maturity of $950.00, calculated as follows:

$1,000 – ($1,000 x [($23.10-$22.00)/$22.00]) = $950.00

Example 3: The closing price of the Reference Stock does not increase, as compared with the Initial Share Price, by more than the Upside Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $33.00, an increase of more than the Upside Protection Amount. Because the Final Share Price of $33.00 is greater than the Initial Share Price of $22.00 and the Final Share Price has increased by more than the Upside Protection Amount, you will receive a cash payment at maturity of $500.00, calculated as follows:

$1,000 – ($1,000 x [($33.00-$22.00)/$22.00]) = $500.00

Example 4: The Final Share Price of $30.80 is greater than the Initial Share Price of $22.00 but does not increase by more than the Upside Protection Amount and the closing price of the Reference Stock does not increase by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not increased by more than the Upside Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $30.80 is greater than the Initial Share Price of $22.00.

Example 5: The Final Share Price is $46.20. Because the Final Share Price of $46.20 is greater than the Initial Share Price of $22.00 and the Final Share Price has increased by more than the Upside Protection Amount, but because the payment at maturity may not be less than $0, you will receive a cash payment at maturity of $0.

Regardless of the performance of the Reference Stock or the payment you may receive at maturity as described above, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $118.75 over the term of the notes. On the Pricing Date, the Initial Share Price was $21.82 and the Upside Protection Amount was $8.728, in each case subject to adjustments.

JPMorgan Structured Investments — Bearish Reverse Exchangeable Notes Linked to the Common Stock of KB Home	PS-4